Exhibit 99.2

July 29, 2025

TO THE SHAREHOLDERS OF TORO CORP.

Enclosed is a Notice of the 2025 Annual Meeting of Shareholders (the “Meeting”) of Toro Corp. (the “Company”), Proxy Statement and related materials. The Meeting will be held at 223 Christodoulou Chatzipavlou Street, Hawaii Royal Gardens, 3036 Limassol, Cyprus, on September 12, 2025 at 5:00 p.m. local time.

At this Meeting, shareholders of the Company will consider and vote upon proposals:

1.	To elect one Class B Director to serve until the 2028 Annual Meeting of Shareholders (“Proposal One”);

2.	To ratify the appointment of Deloitte Certified Public Accountants S.A., as the Company’s independent auditors for the fiscal year of 2025 (“Proposal Two”); and

3.	To transact such other business as may properly come before the Meeting or any adjournment thereof.

Only holders of record of the Company’s common shares, par value $0.001 per share, (the “Common Shares”) and of the Company’s Series B Preferred Shares, par value $0.001 per share (the “Series B Preferred Shares” and, together with the Common Shares, the “Shares”) at the close of business on July 14, 2025 will be entitled to vote at the Meeting. Each Common Share then held entitles the holder thereof to one (1) vote and each Series B Preferred Share entitles the holder thereof to one hundred thousand (100,000) votes on the Proposals. The holders of the Common Shares and the Series B Preferred Shares will vote together on the Proposals as a single class.

Adoption of Proposal One requires the affirmative vote of a plurality of the votes cast by shareholders entitled to vote at the Meeting. Adoption of Proposal Two requires the affirmative vote of a majority of the votes cast by shareholders entitled to vote and voting in person or by proxy at the Meeting. You are cordially invited to attend the Meeting in person. If you attend the Meeting, you may revoke your proxy and vote your shares in person.

IT IS IMPORTANT TO VOTE. WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ENCLOSED ENVELOPE, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES. THE VOTE OF EVERY SHAREHOLDER IS IMPORTANT AND YOUR COOPERATION IN RETURNING YOUR EXECUTED PROXY PROMPTLY WILL BE APPRECIATED. ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED IN FAVOR OF ALL THE PROPOSALS PRESENTED IN THE PROXY STATEMENT.

Sincerely,

Petros Panagiotidis
Chairman and Chief Executive Officer

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD ON SEPTEMBER 12, 2025

NOTICE IS HEREBY given that the 2025 Annual Meeting of Shareholders (the “Meeting”) of Toro Corp. (the “Company”) will be held at 5:00 p.m. local time on September 12, 2025, at 223 Christodoulou Chatzipavlou Street, Hawaii Royal Gardens, 3036 Limassol, Cyprus, for the following purposes, which are described in more detail in the accompanying Proxy Statement:

1.	To elect one Class B Director to serve until the 2028 Annual Meeting of Shareholders (“Proposal One”);

2.	To ratify the appointment of Deloitte Certified Public Accountants S.A., as the Company’s independent auditors for the fiscal year of 2025 (“Proposal Two”); and

3.	To transact other such business as may properly come before the Meeting or any adjournment thereof.

The Board of Directors of the Company has fixed the close of business on July 14, 2025, as the record date for the determination of the shareholders entitled to receive notice of and to vote at the Meeting or any adjournment or postponement thereof.

Only holders of record of the Company’s common shares, par value $0.001 per share, (the “Common Shares”) and of the Company’s Series B Preferred Shares, par value $0.001 per share (the “Series B Preferred Shares” and, together with the Common Shares, the “Shares”) at the close of business on July 14, 2025, will be entitled to vote at the Meeting. Each Common Share then held entitles the holder thereof to one (1) vote and each Series B Preferred Share then held entitles the holder thereof to one hundred thousand (100,000) votes on the Proposals. The holders of the Common Shares and the Series B Preferred Shares will vote on the Proposals as a single class.

IT IS IMPORTANT TO VOTE. WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ENCLOSED ENVELOPE, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES. THE VOTE OF EVERY SHAREHOLDER IS IMPORTANT AND YOUR COOPERATION IN RETURNING YOUR EXECUTED PROXY PROMPTLY WILL BE APPRECIATED. ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED IN FAVOR OF ALL THE PROPOSALS PRESENTED IN THE PROXY STATEMENT.

All shareholders must present a form of personal photo identification in order to be admitted to the Meeting. In addition, if your Shares are held in the name of your broker, bank or other nominee and you wish to attend the Meeting, you must bring an account statement or letter from the broker, bank or other nominee indicating that you were the owner of the Shares at the close of business on July 14, 2025.

If you attend the Meeting, you may revoke your proxy and vote in person.

BY ORDER OF THE BOARD OF DIRECTORS

Petros Panagiotidis
Chairman and Chief Executive Officer

July 29, 2025
Limassol, Cyprus

TORO CORP.

PROXY STATEMENT
FOR
ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD ON SEPTEMBER 12, 2025

INFORMATION CONCERNING SOLICITATION AND VOTING

GENERAL

The enclosed proxy is solicited on behalf of the board of directors of Toro Corp., a Marshall Islands corporation (the “Company”), for use at the Annual Meeting of Shareholders to be held at 223 Christodoulou Chatzipavlou Street, Hawaii Royal Gardens, 3036 Limassol, Cyprus, at 5:00 p.m. local time on September 12, 2025, or at any adjournment or postponement thereof (the “Meeting”), for the purposes set forth herein and in the accompanying Notice of Annual Meeting of Shareholders. This Proxy Statement and the accompanying form of proxy are expected to be mailed on or about July 29, 2025, to shareholders of the Company entitled to vote at the Meeting.

VOTING RIGHTS AND OUTSTANDING SHARES

The Board of Directors of the Company (the “Board”) has fixed the close of business on July 14, 2025 as the record date (the “Record Date”) for the determination of the shareholders entitled to receive notice of and to vote at the Meeting or any adjournment or postponement thereof. As of the Record Date, the Company had issued and outstanding 19,093,853 common shares, par value $0.001 per share (the “Common Shares”) and 40,000 shares of Series B Preferred Shares, par value $0.001 per share (the “Series B Preferred Shares” and, together with the Common Shares, the “Shares”). Each Common Share held as of the Record Date entitles the holder thereof to one (1) vote and each Series B Preferred Share entitles the holder thereof to one hundred thousand (100,000) votes on the Proposals (as defined below). The holders of the Common Shares and the Series B Preferred Shares shall vote on the Proposals (as defined below) as a single class. One or more shareholders, present in person or by proxy, representing at least one-third of the total number of votes eligible to be cast by holders of Shares issued and outstanding and entitled to vote at the Meeting, shall be a quorum for the purposes of the Meeting. The Shares represented by any proxy in the enclosed form will be voted in accordance with the instructions given on the proxy if the proxy is properly executed and is received by the Company prior to the close of voting at the Meeting. Any proxies returned without instructions will be voted FOR the proposals set forth on the Notice of Annual Meeting of Shareholders (the “Proposals”).

In the event that a quorum is not present at the Meeting, the majority of Shares present at the Meeting in person or by proxy shall have the power to adjourn the Meeting. If the Meeting is adjourned for reasons other than a lack of quorum, no further notice of the adjourned Meeting will be required other than announcement at the Meeting in order to permit further solicitation of proxies; provided, that notice shall be given to each shareholder of record if the Board subsequently fixes a new record date for the adjourned meeting.

REVOCABILITY OF PROXIES

A shareholder giving a proxy may revoke it at any time before it is exercised. A proxy may be revoked by filing with the Secretary of the Company at 223 Christodoulou Chatzipavlou Street, Hawaii Royal Gardens, 3036 Limassol, Cyprus, a written notice of revocation by a duly executed proxy bearing a later date, or by attending the Meeting and voting in person.

PROPOSAL ONE

ELECTION OF DIRECTORS

The Board consists of three directors. As provided in the Company’s Articles of Incorporation, as amended, the Board has been divided into three classes and each director is elected to serve for a three-year term. Directors elected to the Board serve until the third succeeding annual meeting of shareholders after their election or until a director’s successor is duly elected. The term of the director in Class B expires at the Meeting. The term of the director in Class C is expected to expire at the 2026 Annual Meeting of Shareholders and the term of the director in Class A is expected to expire at the 2027 Annual Meeting of Shareholders.

The Board has nominated Angelos Rounick Platanias, currently serving as Class B Director and whose term expires at the Meeting, or whenever his successor is duly elected, for election as a Class B Director.

Unless the proxy is marked to indicate that such authorization is expressly withheld, the person named in the enclosed proxy intends to vote the shares authorized thereby FOR the election of the following nominee. It is expected that the nominee will be able to serve, but if before the election it develops that the nominee is unavailable, the person named in the accompanying proxy will vote for the election of such substitute nominee as the current Board may recommend.

Nominee for Election to the Company’s Board

Information concerning the nominee for director of the Company is set forth below:

Name	Age	Position
Angelos Rounick Platanias	35	Director

Angelos Rounick Platanias has been a non-executive member and Secretary of our Board since the Company’s spin-off and serves as a member of the Company’s Audit Committee. Mr. Platanias has also been serving as a Chairman of the Audit Committee and Class A Director of Castor Maritime Inc. since February 14, 2025. Mr. Rounick Platanias is currently employed as Senior Director of Strategy for Retail Markets at NextEra Energy Resources, a diversified clean energy company with an emphasis on power generation and a major producer of wind and solar energy globally and has gained experience across various energy sectors, including oil and gas and power. Prior to his current role, Mr. Rounick Platanias was employed by McKinsey & Co. as a strategy and operations consultant with a focus on clients in global energy markets. He holds a Master’s degree in Energy Trade and Finance, from the Costas Grammenos Center for Shipping Trade and Finance at London’s Bayes Business School, as well as a Bachelor’s degree in Robotics Engineering from Worcester Polytechnic Institute.

Audit Committee. The Board has established an Audit Committee, which is responsible for reviewing the Company’s accounting controls and recommending to the Board the engagement of the Company’s outside auditors. The Audit Committee currently consists of Petros Zavakopoulos and Angelos Rounick Platanias.

Required Vote. Approval of Proposal One will require the affirmative vote of a plurality of the votes cast by shareholders entitled to vote at the Meeting.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE IN FAVOR OF THE PROPOSED DIRECTOR. UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF SUCH PROPOSED DIRECTOR UNLESS A CONTRARY VOTE IS SPECIFIED.

PROPOSAL TWO

RATIFICATION OF APPOINTMENT OF
INDEPENDENT AUDITORS

The Board is submitting for ratification at the Meeting the appointment of Deloitte Certified Public Accountants S.A. (“Deloitte”) as the Company’s independent auditors for the fiscal year ending December 31, 2025.

Deloitte has advised the Company that it does not have any direct or indirect financial interest in the Company, nor has such firm had any such interest in connection with the Company other than in its capacity as the Company’s independent auditors.

All services rendered by the independent auditors are subject to review by the Audit Committee.

Required Vote. Approval of Proposal Two will require the affirmative vote of the majority of the votes cast by shareholders entitled to vote and voting in person or by proxy at the Meeting.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE FOR RATIFICATION OF THE APPOINTMENT OF DELOITTE CERTIFIED PUBLIC ACCOUNTANTS S.A. AS INDEPENDENT AUDITORS OF THE COMPANY FOR THE FISCAL YEAR ENDING DECEMBER 31, 2025. UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF SUCH APPROVAL UNLESS A CONTRARY VOTE IS SPECIFIED.

SOLICITATION

The cost of preparing and soliciting proxies will be borne by the Company. Solicitation will be made primarily by mail, but shareholders may be solicited by telephone, e-mail, or personal contact.

EFFECT OF ABSTENTIONS

Abstentions (including broker non-votes) will not be considered affirmative votes for Proposals One and Two.

OTHER MATTERS

No other matters are expected to be presented for action at the Meeting. Should any additional matter come before the Meeting, it is intended that proxies in the accompanying form will be voted in accordance with the judgment of the person or persons named in the proxy.

REPORTS TO SHAREHOLDERS

The Company’s latest annual report to shareholders on Form 20-F (the “Annual Report”) and this Proxy Statement are available on the Company’s website at www.torocorp.com. Websites included in this document are included for reference only and the information contained in, or available through, these websites does not form a part of, and is not incorporated by reference into, this document. Upon request, and without charge, the Company will furnish each person to whom this Proxy Statement is delivered with a copy of the Annual Report. To request a copy, please call Toro Corp. at (+357) 25-357-768, or write to Mr. Petros Panagiotidis at Toro Corp., 223 Christodoulou Chatzipavlou Street, Hawaii Royal Gardens, 3036 Limassol, Cyprus.

By Order of the Board of Directors

Petros Panagiotidis
Chairman and Chief Executive Officer

July 29, 2025
Limassol, Cyprus